UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS BLACKROCK, INC. (TIN: 32-0174431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO – Funds of investment advisory clients
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 457,372
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 457,372
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%(1)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The percentage ownership is calculated based on aggregate number of 95,393,126 Common Shares issued and outstanding as of February 17, 2021.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Shares, par value $0.01 per share (the “Common Shares”), of GasLog Ltd., a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at c/o GasLog LNG Services Ltd., 69 Akti Miaouli 18537, Piraeus, Greece.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(b) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, none of BlackRock, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or, except as set forth in Annex B attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 3.	Source and Amount of Funds or Other Consideration.

As of March 2, 2021, BlackRock, in its role as the ultimate parent of investment advisers to certain client accounts, held beneficial ownership of 457,372 Common Shares acquired prior to such date for an aggregate purchase price of $2,145,614.39. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of BlackRock’s investment adviser subsidiaries.

Item 4.	Purpose of the Transaction.

All of the Common Shares of the Issuer were acquired for investment purposes by funds and accounts for which certain of BlackRock’s subsidiaries act as investment advisers.

Merger Agreement and Equity Commitment Letter

On February 21, 2021, Global Energy & Power Infrastructure Fund III, L.P. (“GEPIF III”), a fund that is managed by a subsidiary of BlackRock, entered into an Equity Commitment Letter (the “ECL”) with GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”). Pursuant to the ECL, GEPIF III irrevocably committed, on the terms and subject to the conditions set forth in the ECL, to purchase an aggregate of $247 million of equity interests in Parent, solely for the purpose of funding, and to the extent necessary to fund, the merger consideration payable by Parent, in accordance with an Agreement and Plan of Merger, dated as of February 21, 2021 (the “Merger Agreement”), by and among the Issuer, Parent and GEPIF III Crown MergerCo Limited., a Bermuda exempted company and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth therein, with the Issuer surviving such Merger.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Issuer, Parent or Merger Sub or any holder of any equity thereof, among other things:

(a) each common share, par value $1.00 per share, of Merger Sub (each, a “Merger Sub Share”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become a number of authorized, validly issued, fully paid and nonassessable common shares, par value $0.01 per share, of the surviving company in the Merger (the “Surviving Company Shares”) equal to (i) the number of Common Shares outstanding immediately prior to the Effective Time (other than Hook Shares (as defined below) and Rollover Shares (as defined below)) divided by (ii) the number of Merger Sub Shares issued and outstanding as of immediately prior to the Effective Time;

(b) each Common Share issued and outstanding immediately prior to the Effective Time and owned by any direct or indirect wholly owned subsidiary of the Issuer (each, a “Hook Share”) shall not represent the right to receive the Merger Consideration (as defined below) and shall instead remain outstanding as one authorized, validly issued, fully paid and nonassessable Surviving Company Share;

(c) in accordance with the Rollover Agreement (as defined below), each Common Share issued and outstanding immediately prior to the Effective Time and owned by, without duplication, (i) any Rolling Shareholder (as defined below) or (ii) any of Bruce Blythe, Jean Haramis, Monhegetti Transport Inc., Dimitris Kolias and Stray Shipping Investments (the “Additional Rolling Shareholders”, it being understood in order for Common Shares owned by Additional Rolling Shareholders to qualify as Rollover Shares, such Additional Rolling Shareholders shall transfer each Common Share that is intended to be a Rollover Share in accordance with the Rollover Agreement to the Rolling Shareholder contemplated by the Rollover Agreement prior to the record date for the Issuer’s shareholders meeting) (each, a “Rollover Share” and collectively, the “Rollover Shares”) shall not represent the right to receive the Merger Consideration and shall remain outstanding as one authorized, validly issued, fully paid and nonassessable Surviving Company Share;

(d) each Common Share that is issued and outstanding immediately prior to the Effective Time, other than (i) any Rollover Share, (ii) any Hook Share or (iii) any Common Shares for which appraisal rights have been properly exercised, shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash equal to $5.80, without interest (the “Merger Consideration”); and

(e) each share of the Issuer’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Preference Shares”), issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as a preference share of the surviving company (the “Surviving Company Preference Shares”).

Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the approval of the Merger by the affirmative vote of holders of (A) a majority of the outstanding shares of the Issuer entitled to vote at a shareholders meeting and (B) a majority of the outstanding shares of the Issuer which are not held by the Rolling Shareholders or Parent, Merger Sub or their affiliates and which are present at the shareholders meeting, and (ii) other customary closing conditions, including (a) the absence of any law or order prohibiting the Merger or the other transactions contemplated by the Merger Agreement, (b) the accuracy of each party’s representations and warranties (subject to customary materiality qualifiers) and (c) each party’s performance of its obligations and covenants contained in the Merger Agreement. Upon closing of the Merger, the Common Shares will cease to be listed on the New York Stock Exchange.

Rollover Agreement

In connection with the transactions contemplated by the Merger Agreement, on February 21, 2021, Parent, the Issuer and each of the persons executing the Rollover Agreement as “Rolling Shareholders” on the signature pages thereto (the “Rolling Shareholders”) entered into a Rollover Agreement (the “Rollover Agreement”). Pursuant to the Rollover Agreement, each Rolling Shareholder has agreed, among other things (i) that each Common Share beneficially owned by such Rolling Shareholder shall remain outstanding as one Surviving Company Share, (ii) that each Preference Share beneficially owned by such Rolling Shareholder shall remain outstanding as a Surviving Company Preference Share, (iii) to waive, to the fullest extent permitted by applicable law, any rights of appraisal or rights to dissent from the Merger or the other transactions contemplated by the Merger that such Rolling Shareholder may have under applicable law, (iv) to vote in favor of the Merger at any shareholders’ meeting held for the purpose of approving the Merger and the Merger Agreement and (v) to not acquire, dispose of, or otherwise transfer any Common Shares or Preference Shares, except to another Rolling Shareholder to the extent permitted by the Rollover Agreement. The Rollover Agreement will terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) with respect to any Rolling Shareholder, the entry without the prior written consent of such Rolling Shareholder into any amendment or modification to the original unamended Merger Agreement that would have the effect of (x) any Rollover Share owned by such Rolling Shareholder not remaining outstanding as a Surviving Company Share following the Effective Time or (y) increasing the total number of Surviving Company Shares that will be outstanding immediately following the Effective Time and (d) with respect to any Rolling Shareholder, the mutual written consent of such Rolling Shareholder, the Issuer and Parent.

In addition, pursuant to the Rollover Agreement, at the closing of the Merger, the Issuer, Parent and the Rolling Shareholders are required to enter into a shareholders agreement relating to certain governance and other arrangements that will be in effect following the consummation of the Merger. In connection with the shareholders’ agreement, the board of directors of the Issuer will be reduced to five persons who will be appointed by Parent and certain of the Rolling Shareholders in accordance with the terms thereof. In addition, at the Effective Time, the Issuer’s bye-laws shall be amended and restated to be in the form attached as Exhibit B to the Merger Agreement.

The entry into the ECL and the Rollover Agreement will not restrict BlackRock’s subsidiaries’ exercise of investment or voting power with respect to the Common Shares to which this Schedule relates.

The foregoing descriptions of the Merger Agreement, the Rollover Agreement, and the ECL in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the text of the form of Merger Agreement, the form of Rollover Agreement, and the form of ECL, which with respect to (i) the Merger Agreement and the Rollover Agreement have been filed as exhibits to the Issuer’s Report on Form 6-K filed with the SEC on March 3, 2021 and (ii) the ECL has been filed as an exhibit to this Schedule 13D, and are incorporated herein by reference.

Except as set forth in this Schedule, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Each of BlackRock’s advisory subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and BlackRock expects that such subsidiaries may from time to time acquire or dispose of Common Shares or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s advisory subsidiaries; (iv) other investment and business opportunities available to BlackRock’s advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s advisory subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of BlackRock to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference. In addition, pursuant to Section 13(d)(3) of the Act, GEPIF III and the Rolling Shareholders may on the basis of the facts described elsewhere herein be considered to be a “group.” GEPIF III disclaims any membership or participation in a “group” with Parent, Merger Sub or the Rolling Shareholders and further disclaims any Common Shares or Preference Shares beneficially owned by the Rolling Shareholders, including the 50,584,448 Common Shares and 9,366 Preference Shares believed to be beneficially owned by the Rolling Shareholders on the date hereof.

The Common Shares beneficially owned by BlackRock include Common Shares beneficially owned by its subsidiaries, including BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc. and BlackRock (Luxembourg) S.A., none of which beneficially owns in excess of 5% of the outstanding Common Shares.

Except as set forth herein, neither BlackRock nor, to the knowledge of BlackRock, the Covered Persons beneficially own any Common Shares as of March 2, 2021.

(c) Annex C, attached hereto, sets forth transactions in the Common Shares that were effected during the 60-day period ended March 2, 2021. The transactions in the Common Shares described on Annex C were effected on securities exchanges unless otherwise indicated therein. Except as set forth in this Schedule, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any Common Shares during the 60-day period ended March 2, 2021.

(d) Except for investment advisory clients of BlackRock’s subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of BlackRock, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to Common Shares that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Agreement and Plan of Merger, dated February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 6-K filed with the SEC on March 3, 2021)

2.	Equity Commitment Letter, dated February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P. and GEPIF III Crown Bidco L.P.

3.

Rollover Agreement, dated February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined herein) (incorporated by reference to Exhibit 2.2 to the Issuer’s Report on Form 6-K filed with the SEC on March 3, 2021)

4.	Power of Attorney, dated January 2, 2019, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on February 8, 2019 (SEC file number 005-88645))

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021

BLACKROCK, INC.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-In-Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock, Inc.).

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	United Kingdom

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Mark Wiedman	Senior Managing Director, Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Bader M. Alsaad	Kuwait Investment Authority – Former Managing Director	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Mathis Cabiallavetta	UBS – Former Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	General Electric Company—Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University—Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc.—President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation—Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Magic Leap Inc. – Chief Executive Officer	Magic Leap, Inc. 7500 W. Sunrise Blvd. Plantation, FL 33322	U.S.

Cheryl D. Mills	BlackIvy Group LLC—Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada—Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc.—Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V.—Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	BlackRock—Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc—Former CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Annex B

On January 17, 2017, BlackRock, Inc. (“BlackRock”) reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Securities Exchange Act of 1934 and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.

Annex C

Transactions in Common Shares

(60-day period ended on March 2, 2021)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, National Association	December 28, 2020	-4,614.00	3.65920000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	December 29, 2020	-4,464.00	3.54840000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	December 30, 2020	-1,848.00	3.84430000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	December 31, 2020	-19.00	3.69080000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	January 4, 2021	-127.00	3.83040000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	January 8, 2021	-517.00	4.70750000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	January 8, 2021	-1,925.00	4.70750000	SELL	ETF Redeem
BlackRock Financial Management, Inc.	January 12, 2021	-6,939.00	5.38250000	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	January 22, 2021	16,620.00	4.55020000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	January 22, 2021	3,462.00	4.55020000	BUY	ETF Create
BlackRock Financial Management, Inc.	January 22, 2021	164,463.00	4.55020000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	January 25, 2021	10,942.00	4.43390000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	January 25, 2021	2,340.00	4.43390000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	January 28, 2021	14,718.00	3.86510000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	January 29, 2021	5,466.00	4.11900000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	January 29, 2021	21,377.00	4.11900000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	February 1, 2021	1,711.00	4.21180000	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	February 1, 2021	3,775.00	4.26510000	BUY	ETF Create
BlackRock (Luxembourg) S.A.	February 2, 2021	10,121.00	4.45720000	BUY	BUY
BlackRock (Luxembourg) S.A.	February 4, 2021	10,095.00	4.44680000	BUY	BUY
BlackRock Institutional Trust Company, National Association	February 5, 2021	2,618.00	4.60740000	BUY	ETF Create